# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Angel Studios, Inc., CIK 0001865200
CUSIP: 034948109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 295 W CENTER STREET, Provo, Utah (UT), 84601
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0002020174
Persons authorized to receive notices and communications: Jeffrey Harmon, 295 W CENTER STREET, Provo, Utah (UT), 84601, (760) 933-8437

## Reporting persons
- Jeffrey Harmon (CIK 0002020174): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,156,865; shared voting power 3,375,470; sole dispositive power 14,156,865; shared dispositive power 3,375,470; aggregate amount beneficially owned 17,532,335 (11.9% of the class)
  Comment: Note (1) to Rows 7, 9 and 11: Consists of (i) 26,324 shares of Class A Common Stock owned by Mr. Harmon directly, (ii) 13,782,019 shares of Class B Common Stock owned by Mr. Harmon directly, and (iii) vested stock incentive options exercisable for 348,522 shares of Class B Common Stock that Mr. Harmon has the right to acquire within 60 days of August 5, 2026. Each share of Class B Common Stock is convertible for Class A Common Stock on a one-to-one basis at the option of Mr. Harmon.
  
  Note (2) to Rows 8, 10 and 11: Consists of (i) 3,056,369 shares of Class B Common Stock held by irrevocable estate planning trusts for the benefit of Mr. Harmon's immediate family members, and (ii) 319,101 shares of Class A Common Stock held by an immediate family member of Mr. Harmon sharing the same household.
  
  Note (3) to Row 13: Each share of Class A Common Stock is entitled to one vote, whereas each share of Class B Common Stock is entitled to ten votes. Accordingly, in the election of directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 24.6% of the voting power of the Issuer, assuming that the Reporting Person has not converted any of his Class B common shares into Class A common shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Angel Studios, Inc.
Address of issuer's principal executive offices: 295 W CENTER STREET, Provo, Utah (UT), 84601
Comment:
This Amendment No. 1 (this "Amendment No. 1") to Schedule 13D relates to the Class A common stock, par value $0.0001 (the "Common Stock") of Angel Studios, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D, filed on September 17, 2025 (the "Prior Statement," and as amended by this Amendment No. 1, the "Schedule 13D"), by Jeffrey Harmon (the "Reporting Person").

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Prior Statement. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Prior Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person owns the Common Stock for investment purposes and to incentivize him in connection with his employment with the Issuer.

In his capacity as Chief Content Officer of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer's management. Depending upon factors that he may deem material, the Reporting Person may purchase additional Issuer securities or may dispose of all or a portion of the Issuer securities that he may have acquired or hereafter acquire. Also, subject to applicable approvals from board of directors of the Issuer or a committee thereof, as applicable, the Reporting Person may receive additional securities of the Issuer in connection with the Issuer's equity incentive and compensation plans. The Reporting Person may also, from time to time, sell or transfer securities of the Issuer in connection with sell-to-cover transactions to satisfy tax withholding obligations. The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

In accordance with a proposal by the Reporting Person, the Issuer formed a special committee of its Board of Directors to consider amendments to the Issuer's Certificate of Incorporation to allow for the transfer by the Reporting Person of Class B Common Stock to certain trusts. The amendments to the Issuer's Certificate of Incorporation (the "Amended Charter") were approved by the Board of Directors upon the recommendation of the special committee and approved by the majority of the holders of Class B Common Stock, including the Reporting Person. On June 17, 2026, the Issuer filed the Amended Charter with the Secretary of State of the State of Delaware. Among other things, the Amended Charter provides that Class B Common Stock transferred to certain Delaware noncharitable purpose trusts ("Qualifying Purpose Trusts") and certain irrevocable trusts used for estate planning purposes ("Qualifying Estate Planning Trusts") will not be subject to automatic conversion, subject to such trusts' continuing compliance with the requirements set forth in the Amended Charter.

As described in Item 5(c), on June 29, 2026, the Reporting Person transferred 5,073,000 shares of Class B Common Stock to a Qualifying Purpose Trust. The purpose of the transfer is to preserve the voting power associated with the Class B Common Stock within the trust structure on a permanent basis. The trust has no named beneficiaries and the shares are not intended for distribution to any individual, including the reporting person's family members.

Also as described in Item 5(c), on June 29, 2026 the Reporting Person transferred 3,056,369 shares of Class B Common Stock to Qualifying Estate Planning Trusts. The disposition or conversion of any Class B Common Stock held by such estate planning trusts is subject to the prior written approval of the Issuer's Board of Directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses to this Item 5 and the information on the cover page are based on 130,096,882 shares of Class A Common Stock outstanding as of August 5, 2026 and 17,186,910 shares of Class B Common Stock held by the Reporting Person, which are convertible for Class A Common Stock on a one-for-one basis.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Person may be deemed to have, in the aggregate, beneficial ownership of 17,532,335 shares of Common Stock, which represents approximately 11.9% of the Issuer's outstanding Common Stock, which includes the Reporting Person's Class B Common Stock convertible for shares of Common Stock on a one-for-one basis.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities of the Issuer he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent the Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has the sole power to vote, or to direct the voting of, and the sole power to dispose of, or to direct the voting or disposition of 26,324 shares of Class A Common Stock and 14,130,541 shares of Class B Common Stock. The Reporting Person may be deemed to have shared power to vote, or to direct the voting of, and shared power to dispose of, or to direct the voting or disposition of 319,101 shares of Class A Common Stock held by an immediate family member sharing the same household and 3,056,369 shares of Class B Common Stock held in certain estate planning trusts for the benefit of his immediate family members.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities of the Issuer he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent the Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
On June 29, 2026 the Reporting Person transferred 5,073,000 shares of Class B Common Stock via a bona fide gift to The Angel Mission Trust, an irrevocable Delaware noncharitable purpose trust. The Reporting Person received no consideration for this transfer.

On June 29, 2026, the Reporting Person also transferred via a bona fide gift 3,056,369 shares of Class B Common Stock to irrevocable trusts established for benefit of the reporting person's immediate family members for estate planning purposes. The Reporting Person received no consideration for this transfer.

The Reporting Person has not effected any other transactions of the Class A Common Stock or the Class B Common Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Common Stock beneficially held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Jeffrey Harmon: /s/ Jeffrey Harmon, Chief Content Officer (08/12/2026)